Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of Miramar Labs, Inc. and its subsidiary (collectively, the “Company”) of our report dated May 18, 2016, except for the effects of the reverse stock split described in Note 14 as to which the date is June 13, 2016, relating to the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading "Experts" in such Prospectus.

/s/ SingerLewak LLP
SingerLewak LLP

San Jose, California
October 14, 2016